Exhibit 12.2

Con Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Twelve Months Ended December 31,
	2003	2002	2001	2000	1999
Earnings
Net Income for Common Stock	$591	$605	$649	$570	$698
Preferred Stock Dividend	11	13	14	14	14
Cumulative Effect of Changes in Accounting Principles	—	—	—	—	—
(Income) or Loss from Equity Investees	—	1	—	—	—
Minority Interest Loss	—	—	—	—	—
Income Tax	367	342	427	290	366
Pre-Tax Income from Continuing Operations	$969	$961	$1,090	$874	$1,078

Add: Fixed Charges*	409	408	410	392	340
Add: Amortization of Capitalized Interest	—	—	—	—	—
Add: Distributed Income of Equity Investees	—	—	—	—	—
Subtract: Interest Capitalized	—	—	—	—	—
Subtract: Preferred Stock Dividend Requirement	—	—	—	—	—
Earnings	$1,378	$1,369	$1,500	$1,266	$1,418

* Fixed Charges
Interest on Long-term Debt	333	$333	$347	$319	$292
Amortization of Debt Discount, Premium and Expense	13	12	13	13	13
Interest Capitalized	—	—	—	—	—
Other Interest	42	51	32	43	17
Interest Component of Rentals	21	12	18	17	18
Preferred Stock Dividend Requirement	—	—	—	—	—
Fixed Charges	$409	$408	$410	$392	$340

Ratio of Earnings to Fixed Charges	3.4	3.4	3.7	3.2	4.2